SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 23, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Economic-Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces its second
quarter 2005 results

So Paulo, August 15, 2005 - SABESP – Cia. de Saneamento Básico do Estado de So Paulo – (NYSE: SBS; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the second quarter 2005 (2Q05). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the second quarter of 2004.

SBSP3: R$153,00/thousand shares SBS: US$16,52 (ADR=250 shares) Total shares:28,480 million Market value: R$4,357 million Closing price:08/15/2005

Highlights
  Recovery of billed volumes for water and sewage services, recording a 5.7% growth in comparison to 2Q04.
  Net revenue in the quarter posted an 18.5% growth.
  Refinancing of the US$275 million Eurobonds through the 8th debenture issuance.
  10% drop in the Company’s foreign exchange variation risk.

1. SABESP posted a 18.5% net revenue growth and a 27.1% EBITDA growth

			(R$ million)

Highlights	2Q04	2Q05	Change %

Net operating revenue	1,038.9	1,231.3	18.5
EBIT (*)	291.5	410.6	40.9
EBITDA (**)	440.8	560.2	27.1
EBITDA margin - %	42.4%	45.5%	-
Net income	(73.3)	335.7

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

SABESP recorded net revenue of R$1.2 billion and EBITDA of R$560.2 million in 2Q05. The final result in the period, a R$335.7 million net income, is mainly due to the 23.3% increase in gross operating revenue and to the positive effect of the 11.8% real appreciation versus the US dollar in the period.

2. Net operating revenue – 18.5% growth

Net operating revenue increased by R$192.4 million or 18.5% . The upside is a result of the 6.8% tariff readjustment as of August 29, 2004 and of the 5.7% increase in billed volumes for water and sewage services, the migration of customers for a higher tariff consumption level, and the end of the program for the rational use of water. However, this increase was minimized by the R$59.2 million raise due to changes occurred in the COFINS/PASEP legislation.

The following tables show the water and sewage billed to the retail and to the wholesale markets by customer category and region, in the second quarter of 2004 and 2005:

VOLUME OF WATER AND SEWAGE BILLED** BY CUSTOMER CATEGORY – million m3

	Water		Chg %	Sewage		Chg %	Water + Sewage		Chg %
	2Q04	2Q05		2Q04	2Q05		2Q04	2Q05

Residential	298.4	315.7	5.8%	231.6	247.4	6.8%	530.0	563.1	6.2%
Commercial	35.2	36.5	3.7%	31.7	33.2	4.7%	66.9	69.7	4.2%
Industrial	7.8	8.2	5.1%	7.8	8.0	2.6%	15.6	16.2	3.8%
Public	11.6	12.0	3.4%	9.1	9.6	5.5%	20.7	21.6	4.3%

Total Retail	353.0	372.4	5.5%	280.2	298.2	6.4%	633.2	670.6	5.9%

Wholesale	62.3	64.6	3.7%				62.3	64.6	3.7%

Total	415.3	437.0	5.2%	280.2	298.2	6.4%	695.5	735.2	5.7%

VOLUME OF WATER AND SEWAGE BILLED** BY REGION – million m3
	Water		Chg	Sewage		Chg	Water + Sewage		Chg
	2Q04	2Q05%		2Q04	2Q05%		2Q04	2Q05%

Metropolitan	234.7	248.0	5.7%	189.7	202.4	6.7%	424.4	450.4	6.1%
Regional System*	118.3	124.4	5.2%	90.5	95.8	5.9%	208.8	220.2	5.5%

Total Retail	353.0	372.4	5.5%	280.2	298.2	6.4%	633.2	670.6	5.9%

Wholesale	62.3	64.6	3.7%				62.3	64.6	3.7%

Total	415.3	437.0	5.2%	280.2	298.2	6.4%	695.5	735.2	5.7%

(*) Composed by Costal and Interior regions
(**) Non audited information

3. Costs, administrative and selling expenses

Costs, administrative and selling expenses went up by R$73.3 million or 9.8% .

Below we present the main variations:

				(R$ million)

	2Q04	2Q05	Variation	Chg. %

Salaries and payroll	269.9	278.0	8.1	3.0
General expenses	20.8	28.2	7.4	35.6
Treatment supplies	22.6	26.1	3.5	15.5
Third-party services	98.6	116.9	18.3	18.6
Electric power	90.7	109.1	18.4	20.3
General expenses	23.5	45.4	21.9	93.2
Depreciation and amortization	149.3	149.5	0.2	0.1
Credit write-offs	66.8	60.4	(6.4)	(9.6)
Tax expenses	5.2	7.1	1.9	36.5

Costs, administrative and selling expenses	747.4	820.7	73.3	9.8

3.1. Salaries and payroll

Salaries and payroll posted a R$8.1 million or 3.0% increase. This variation was mainly due to the 7.94% increase in wages, benefits and charges from the collective labor agreement as from May 2005, which impacted approximately R$19.3 million, partially offset by the 1.3% drop in the number of employees. Another factor that contributed to this lower variation is related to the allowance payment corresponding to 20% of the outcome of the Maximizing Results Program during the same period of 2004, in the amount of R$9.4 million.

3.2. General supplies

This line recorded a R$7.4 million or 35.6% increase, mainly directed towards operational systems maintenance in the amount of R$2.7 million, maintenance of residential connection in the amount of R$1.6 million and gas and lubricant for the Company’s vehicles in the amount of R$1.0 million.

3.3. Treatment supplies

Recorded a R$3.5 million or 15.5% increase, as a result of the following material’s variation: aluminum sulfate, totaling R$1.5 million and chlorine, totaling R$1.1 million. Aluminum sulfate was used in a larger scale, replacing other products with higher prices. In chlorine case, the increase was due to the water quality, which created the need to use a larger quantity of this product, in order to comply with the established parameters.

3.4. Third party services

Went up by R$18.3 million or 18.6%, mainly motivated by technical professional services, regarding the 8th debenture issuance, maintenance and improvement of the call center for the metropolitan region, studies regarding the development of a strategy for the universalization of sanitation services (Tietê Project Second Phase), tariff study, Corporate Social Responsibility program, strategic planning, management support mechanisms, studies and research regarding sludge disposal in sewage treatment plants and water treatment plants, and residential connection maintenance (Global Sourcing Program).

3.5. Electric power

Electric power presented an increase of R$18.4 million or 20.3%, resulting from the average increase of 18.0% in electric power tariffs. Regarding electric power consumption, there was a 0.2% drop in the second quarter of 2005 (509,536 MWh) in comparison to the same period of 2004 (510,399 MWh), due to the Energetic Efficiency Program.

3.6. General expenses

Presented a R$21.9 million or 93.2% raise, mainly due to provisions for civil contingencies, in the amount of R$13.4 million, due to revision and changes in the outlook for lawsuits already in course and provision for losses in the amount of R$4.5 million.

3.7. Credit write-offs

Credit write-offs recorded a R$6.4 million or 9.6% drop, mainly due to credit recovery through the reception and agreements with past due customers.

3.8. Tax expenses

Recorded a R$1.9 million or 36.5% increase, mainly due to the Provisory Contribution on Financial Transactions – CPMF from the anticipation of US dollar purchase.

4. Financial expenses and passive monetary and exchange variations

4.1. Financial expenses

Financial expenses posted a R$3.7 million increase, due to:

  Interest on domestic loans and financing, up by R$18.7 million due to the debentures;
  Provision for financial contingencies, with a R$8.6 million increase, regarding interest and estimate updates for the already existing lawsuits;
  Interest over external loans and financing, down by R$22.7 million, as a result of the real appreciation versus the US dollar in 2Q05, affecting the interest provisioned over their respective balance;
  Income tax over external remittance, a R$4.7 million drop, due to the payment of interest during 2Q04;
  Other financing expenses, corresponding to a R$3.6 million drop.

4.2. Passive monetary and exchange variation

Passive monetary and exchange variation was R$448.8 million, mainly due to the 11.8% real appreciation versus US dollar in 2Q05 in comparison to a 6.8% real depreciation in 2Q04.

5. Operating indicators

The table below shows the continued improvement on the company’s services.

Operational indicators	2Q04	2Q05	Chg. %

Water connections (1)	6,285	6,431	2.3
Sewage connections (1)	4,673	4,817	3.1
Population directly served - water (2)	22.2	22.5	1.4
Population directly served – sewage (2)	18.0	18.2	1.1
Wholesale water billed volume (3)	62.3	64.6	3.7
Retail water billed volume (3)	353.0	372.4	5.5
Sewage services billed volume (3)	280.2	298.2	6.4
Number of employees	17,807	17,577	(1.3)
Operating productivity (4)	615	640	4.1

Notes:
(1) In 1,000 units at the end of the period
(2) Million of inhabitants at the end of the period (does not include wholesale services)
(3)In million m³
(4) Number of water and sewage connection per employee

6. Loan settlements and financing

On July 28, the Eurobonds in the amount of US$275 million, as well as the interest over the last installment, corresponding to R$699 million, was fully settled. The resources to amortize such debt were funded by the 8th debentures issuance, in the amount of R$700 million, substantially decreasing the Company’s foreign exchange variation risk, regarding its debt in the capital markets.

								(R$ million)

	Jul-Dec						2011
INSTITUTION	2005	2006	2007	2008	2009	2010	and	TOTAL
							onwards

DOMESTIC
Banco do Brasil	90	191	208	226	247	269	1,048	2,279
Caixa Econômica Federal	20	42	45	49	52	56	228	492
Debentures	50	249	381	-	747	289	349	2,065
BNDES	6	23	26	26	26	26	48	181
Other	1	4	5	5	4	4	4	27
Interest and charges	101	10	-	-	-	-	-	111

Domestic Total	268	519	665	306	1.076	644	1,677	5,155

INTERNATIONAL
World Bank	5	11	5	-	-	-	-	21
Société Génerale	1	3	-	-	-	-	-	4
IDB	44	101	101	70	70	70	587	1,043
Eurobonds	646	-	-	529	-	-	-	1,175
Deutsche Bank Luxembourg	24	-	-	-	-	-	-	24
Interest and charges	40	-	-	-	-	-	-	40

International Total	760	115	106	599	70	70	587	2,307

Total	1,028	634	771	905	1,146	714	2,264	7,462

7. Conference calls and webcast details

Portuguese:	August 24, 2005
10am – US EST Phone: (55 11) 2101-1490
Conference ID code: SABESP

English:	August 24, 2005
12pm – US EST Phone: +1 (973) 935-2401
Conference ID code: SABESP or 6378195

For additional information please contact the Investor Relations Department:

Mario Sampaio	Marisa Guimares
(55 11) 3388-8664	(55 11) 3388-9135
maasampaio@sabesp.com.br	marisag@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ thousand

	2Q05	2Q04%

Sales/Services Gross Revenues	1,330,236	1,078,647	23.3
Water Supply - Retail	685,134	551,635	24.2
Water Supply - Wholesale	58,434	52,648	11.0
Sewage Collection and Treatment	563,505	449,545	25.4
Other Services	23,163	24,819	(6.7)

Gross Revenue Deductions (Cofins/Pasep)	(98,891)	(39,712)	149.0

Net Sales	1,231,345	1,038,935	18.5

Cost of Goods and/or Services Sold	(594,793)	(546,541)	8.8

Gross Profit	636,552	492,394	29.3

Selling Expenses	(131,550)	(132,245)	(0.5)
General & Administrative Expenses	(94,352)	(68,637)	37.5
Net Interest Income (Expense)	84,263	(365,768)	(123.0)

Operating Result	494,913	(74,256)	(766.5)

Non Operating Expenses (Income)	1,428	(11,001)	(113.0)

Income Before Taxes	496,341	(85,257)	(682.2)

Provivision for Income Tax/Social Contribution	(155,144)	17,843	(969.5)
Provivision for Deferred Income Tax/Social Contribution	3,325	2,859	16.3
Extraordinary Item Net of IT and SC	(8,781)	(8,780)	-

Net Income	335,741	(73,335)	(557.8)

Shares Outstanding (1000 shares)	28,479,577	28,479,577
EPS (R$/1000 shares)	11.79	(2.58)	(557.8)

Depreciation and Amortization	149,539	149,242	0.2
EBITDA	560,188	440,753	27.1
% of net sales	45.5%	42.4%

Balance Sheet

Brazilian Corporate Law		R$ thousand

ASSETS	06/30/05	12/31/04

Cash and Cash Equivalents	877,949	105,557
Accounts Receivable, net	1,115,441	949,792
Accounts Receivable from Shareholders	174,742	81,334
Inventory	25,040	29,604
Taxes and contributions	30,421	30,215
Other Receivables	47,830	33,288

Total Current Assets	2,271,423	1,229,790

Accounts Receivable, net	278,687	278,060
Accounts Receivable from Shareholders	757,727	740,609
Indemnities Receivable	148,794	148,794
Judicial Deposits	15,395	16,189
Taxes and contributions	272,293	257,271
Other Receivables	31,064	27,976

Total Long-Term Assets	1,503,960	1,468,899

Investments	5,100	5,100
Permanent Assets	13,981,250	14,040,922
Deferred Assets	35,277	39,097

Total Permanent Assets	14,021,627	14,085,119

Total Assets	17,797,010	16,783,808

LIABILITIES	06/30/05	12/31/04

Suppliers and Constructors	46,553	51,578
Loans and Financing	1,420,176	1,496,810
Salaries and Payroll Charges	169,579	107,228
Provivion for Judicial Pendencies	30,979	30,373
Interest on Own Capital Payable	183,526	144,078
Taxes and contributions payable	129,115	115,119
Taxes and contributions	69,980	71,902
Other Payables	86,110	83,801

Total Current Liabilities	2,136,018	2,100,889

Loans and Financing	6,041,965	5,553,843
Taxes and contributions payable	264,998	272,338
Taxes and Contributions	131,615	130,055
Provision for Contingencies	528,084	460,231
Pension Fund Obligations	249,736	222,176
Other Payables	103,362	92,688

Total Long-Term Liabilities	7,319,760	6,731,331

Capital Stock	3,403,688	3,403,688
Capital Reserves	72,824	65,291
Revaluation Reserves	2,574,594	2,619,220
Profit Reserves	1,863,389	1,863,389
Retained Earnings	426,737	-

Shareholder's Equity	8,341,232	7,951,588

Total Liabilities and Shareholder's Equity	17,797,010	16,783,808

Cash Flow

Brazilian Corporate Law		R$ thousand

Description	Apr-Jun/05	Jan-Jun/05

Cash flow from operating activities
Net income (loss) for the period	335,741	487,111
Adjustments for reconciliation of net income (loss)
Deferred income tax and social contribution	(5,002)	(15,590)
Provisions for contingencies	36,679	68,015
Liabilities related to pension plans	17,130	34,255
Property, plant and equipment received as donations (Private Sector)	-	-
Loss in the wirte-off of property, plant and equipment	1,448	2,332
Depreciation	142,724	281,338
Amortization	6,815	13,661
Interest calculated on loans and financing payable	167,611	334,763
Foreign exchange loss on loans and financing	(275,152)	(264,052)
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	6,309	12,812
Active monetary exchange variation and interest	3,918	(2,479)
Provisions for bad debt	60,395	106,257

	498,616	1,059,138

(Increase) decrease in assets
Clients	(99,256)	(212,297)
Accounts receivable from shareholders	(107,968)	(95,155)
Inventories	(500)	4,564
Other accounts receivable	(668)	(14,542)
Clients – long term	(26,376)	(60,233)
Accounts receivable - long term	41,706	(13,608)
Judicial deposits	773	794
Other long term receivables	(2,193)	(3,088)

	(194,482)	(393,565)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	10,654	(5,025)
Salaries and payroll charges	37,421	62,351
Taxes and contributions	6,981	(6,157)
Other accounts payable	3,160	2,308
Pension plan	(3,357)	(6,695)
Provision for contingencies	444	444
Other accounts payable - long term	9,547	10,674

	64,850	57,900

Net cash from operating activities	368,984	723,473

Cash flow from investing activities

Acquisition of property, plant and equipment	(139,532)	(240,663)
Sale of property, plant and equipment	-	-
Increase in Deferred Assets	(28)	(53)

Net cash used in investing activities	(139,560)	(240,716)

Cash flow from financing activities

Loans and Financing - long term
Funding	713,843	1,061,414
Payments	(454,515)	(706,227)
Interest on own Capital
Interest on own capital payment	(63,025)	(65,552)

Net cash used in financing activities	196,303	289,635

Net increase (decrease) in cash equivalents	425,727	772,392

Cash and cash equivalents at the beginning of the period	452,222	105,557

Cash and cash equivalents at the end of the period	877,949	877,949

Additional information on cash flow
Interest and payable taxes for loans and financing	163,375	320,422
Capitalization of interest and financial charges	(23,210)	(14,411)
Payable income tax and social contribution	130,774	183,405
Property, plant and equip. received as donations and/or paid in stocks	5,527	7,533
COFINS and PASEP taxes payable	100,229	184,130
Balancing accounts	0	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 23, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.